Condor Hospitality Trust, Inc.

4800 Montgomery Lane, Suite 220

Bethesda, Maryland 20814

(402) 371-2520

September 8 , 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Condor Hospitality Trust, Inc.
Registration Statement on Form S-3
File No. 333-220182

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Condor Hospitality Trust, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 3:00 p.m. Eastern time on September 11, 2017, or as soon thereafter as practicable.

Sincerely,

/s/ Jonathan J. Gantt

Jonathan J. Gantt
Chief Financial Officer and Senior Vice President